(d)(8)(v)

January 1, 2014

ING Equity Trust
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“ING Investments”), the adviser to ING Large Cap Value Fund, previously known as ING Equity Dividend Fund (the “Fund”), agrees that ING Investments shall, from January 1, 2014 through October 1, 2015, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund	Class A	Class B	Class C	Class I	Class O	Class R	Class R6	Class W
ING Large Cap Value Fund	1.20%	1.95%	1.95%	0.80%	1.20%	1.45%	0.78%	0.95%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2014 through October 1, 2015. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by ING Investments within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

This letter agreement replaces the previous letter agreement with respect to Class A, Class B, Class C, Class I, Class R, and Class W shares, dated October 1, 2013, and the previous letter agreement with respect to Class O shares, dated May 13, 2013.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Equity Trust.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road
Suite 100	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com